Exhibit 99.3

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the second quarter ended

June 30, 2025

TFI International Inc.	CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(UNAUDITED)

(in thousands of U.S. dollars)		As at	As at
	Note	June 30, 2025	December 31, 2024*
Assets
Cash and cash equivalents		27,938	-
Trade and other receivables		931,783	927,654
Inventoried supplies		17,385	17,962
Current taxes recoverable		18,050	11,996
Prepaid expenses		79,577	65,810
Assets held for sale		8,905	13,627
Current assets		1,083,638	1,037,049

Property and equipment	7	2,860,368	2,891,087
Right-of-use assets	8	529,171	536,748
Intangible assets	9	2,680,695	2,642,933
Investments	10	25,526	22,097
Other assets		21,123	22,188
Deferred tax assets		8,938	13,724
Non-current assets		6,125,821	6,128,777
Total assets		7,209,459	7,165,826

Liabilities
Bank indebtedness		-	6,777
Trade and other payables		682,554	639,190
Current taxes payable		926	11,995
Provisions	14	92,132	99,540
Other financial liabilities		14,454	15,220
Long-term debt	11	86,418	93,453
Lease liabilities	12	157,257	152,449
Current liabilities		1,033,741	1,018,624

Long-term debt	11	2,363,431	2,309,428
Lease liabilities	12	414,065	421,213
Employee benefits		66,895	70,456
Provisions	14	153,301	159,936
Other financial liabilities		2,652	4,466
Deferred tax liabilities		497,755	508,428
Non-current liabilities		3,498,099	3,473,927
Total liabilities		4,531,840	4,492,551

Equity
Share capital	15	1,133,287	1,135,500
Contributed surplus	15, 17	24,921	30,971
Accumulated other comprehensive loss		(257,388)	(331,903)
Retained earnings		1,776,799	1,838,707
Total equity		2,677,619	2,673,275

Contingencies, letters of credit and other commitments	21
Subsequent events	22
Total liabilities and equity		7,209,459	7,165,826

* Recast for adjustments to provisional amounts of Daseke prior year’s business combination (see note 5c))

The notes on pages 6 to 24 are an integral part of these condensed consolidated interim financial statements.

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TFI International Inc.	CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(UNAUDITED)

(In thousands of U.S. dollars, except per share amounts)		Three months	Three months	Six months	Six months
		ended	ended	ended	ended
	Note	June 30, 2025	June 30, 2024*	June 30, 2025	June 30, 2024*

Revenue		1,794,001	1,961,120	3,508,494	3,572,621
Fuel surcharge		243,620	303,425	493,514	562,739
Total revenue		2,037,621	2,264,545	4,002,008	4,135,360

Materials and services expenses	18	997,347	1,109,153	1,986,347	2,047,961
Personnel expenses		617,910	675,781	1,225,355	1,238,361
Other operating expenses		99,350	119,873	211,660	224,731
Depreciation of property and equipment	7	90,584	87,482	178,475	151,973
Depreciation of right-of-use assets	8	43,898	45,758	85,825	81,060
Amortization of intangible assets	9	21,928	21,418	43,403	38,634
Gain on sale of rolling stock and equipment		(3,592)	(647)	(6,849)	(4,458)
Loss (gain) on derecognition of right-of-use assets		30	11	(43)	41
Loss (gain), net of impairment, on sale of assets
held for sale		1	(281)	(6,973)	(496)
Total operating expenses		1,867,456	2,058,548	3,717,200	3,777,807

Operating income		170,165	205,997	284,808	357,553

Finance (income) costs
Finance income	19	(989)	(1,072)	(972)	(6,224)
Finance costs	19	40,613	48,485	80,905	80,966
Net finance costs		39,624	47,413	79,933	74,742

Income before income tax		130,541	158,584	204,875	282,811
Income tax expense	20	32,361	42,933	50,663	74,313

Net income		98,180	115,651	154,212	208,498

Earnings per share
Basic earnings per share	16	1.18	1.37	1.84	2.47
Diluted earnings per share	16	1.17	1.36	1.83	2.45

* Recast for adjustments to provisional amounts of Daseke prior year’s business combination (see note 5c))

The notes on pages 6 to 24 are an integral part of these condensed consolidated interim financial statements.

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TFI International Inc.	CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(UNAUDITED)

(In thousands of U.S. dollars)	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	June 30, 2025	June 30, 2024*	June 30, 2025	June 30, 2024*

Net income	98,180	115,651	154,212	208,498

Other comprehensive income (loss)
Items that may be reclassified to income or loss in future periods:
Foreign currency translation differences	(5,769)	481	(6,607)	1,084
Net investment hedge, net of tax	72,038	(16,014)	83,059	(52,100)
Items directly reclassified to retained earnings:
Unrealized gain (loss) on investments in equity securities
measured at fair value through OCI, net of tax	673	(1,698)	(1,937)	(9,214)
Other comprehensive income (loss), net of tax	66,942	(17,231)	74,515	(60,230)

Total comprehensive income	165,122	98,420	228,727	148,268

* Recast for adjustments to provisional amounts of Daseke prior year’s business combination (see note 5c))

The notes on pages 6 to 24 are an integral part of these condensed consolidated interim financial statements.

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TFI International Inc.	CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
PERIODS ended JUNE 30, 2025 and 2024 (UNAUDITED)

(In thousands of U.S. dollars)				Accumulated	Accumulated
				foreign	unrealized		Total
				currency	gain (loss)		equity
				translation	on invest-		attributable
				differences	ments in		to owners
		Share	Contributed	& net invest-	equity	Retained	of the
	Note	capital	surplus	ment hedge	securities	earnings	Company

Balance as at December 31, 2024		1,135,500	30,971	(330,710)	(1,193)	1,838,707	2,673,275

Net income		-	-	-	-	154,212	154,212
Other comprehensive income (loss), net of tax		-	-	76,452	(1,937)	-	74,515
Total comprehensive income (loss)		-	-	76,452	(1,937)	154,212	228,727

Share-based payment transactions, net of tax	17	-	6,865	-	-	-	6,865
Stock options exercised, net of tax	15, 17	5,482	(829)	-	-	-	4,653
Dividends to owners of the Company	15	-	-	-	-	(74,862)	(74,862)
Repurchase of own shares	15	(17,036)	-	-	-	(126,897)	(143,933)
Net settlement of restricted share units
and performance share units, net of tax	15, 17	9,341	(12,086)	-	-	(14,361)	(17,106)
Total transactions with owners, recorded directly in equity		(2,213)	(6,050)	-	-	(216,120)	(224,383)

Balance as at June 30, 2025		1,133,287	24,921	(254,258)	(3,130)	1,776,799	2,677,619

Balance as at December 31, 2023		1,107,290	37,684	(200,296)	(243)	1,646,975	2,591,410

Net income*		-	-	-	-	208,498	208,498
Other comprehensive loss, net of tax		-	-	(51,016)	(9,214)	-	(60,230)
Realized loss on equity securities, net of tax		-	-	-	8,231	(8,231)	-
Total comprehensive (loss) income*		-	-	(51,016)	(983)	200,267	148,268

Share-based payment transactions, net of tax	17	-	7,831	-	-	-	7,831
Stock options exercised, net of tax	15, 17	12,998	(2,269)	-	-	-	10,729
Dividends to owners of the Company	15	-	-	-	-	(67,665)	(67,665)
Repurchase of own shares	15	(2,761)	-	-	-	(31,418)	(34,179)
Net settlement of restricted share units
and performance share units, net of tax	15, 17	17,630	(16,287)	-	-	(30,135)	(28,792)
Total transactions with owners, recorded directly in equity		27,867	(10,725)	-	-	(129,218)	(112,076)

Balance as at June 30, 2024*		1,135,157	26,959	(251,312)	(1,226)	1,718,024	2,627,602

* Recast for adjustments to provisional amounts of Daseke prior year’s business combination (see note 5c))

The notes on pages 6 to 24 are an integral part of these condensed consolidated interim financial statements.

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TFI International Inc.	CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNDAUDITED)

(In thousands of U.S. dollars)		Three months	Three months	Six months	Six months
		ended	ended	ended	ended
	Note	June 30, 2025	June 30, 2024*	June 30, 2025	June 30, 2024*

Cash flows from operating activities
Net income		98,180	115,651	154,212	208,498
Adjustments for:
Depreciation of property and equipment	7	90,584	87,482	178,475	151,973
Depreciation of right-of-use assets	8	43,898	45,758	85,825	81,060
Amortization of intangible assets	9	21,928	21,418	43,403	38,634
Share-based payment transactions	17	4,112	3,215	7,257	6,003
Net finance costs	19	39,624	47,413	79,933	74,742
Income tax expense	20	32,361	42,933	50,663	74,313
Gain on sale of property and equipment		(3,592)	(647)	(6,849)	(4,458)
Loss (gain) on derecognition of right-of-use assets		30	11	(43)	41
Loss (gain), net of impairment, on sale of assets held for sale		1	(281)	(6,973)	(496)
Employee benefits		(2,225)	10,484	(5,619)	21,133
Provisions, net of payments		(14,881)	2,048	(14,854)	5,143
Net change in non-cash operating working capital	6	35,614	(25,773)	37,680	(60,767)
Interest paid		(39,914)	(43,016)	(79,015)	(68,915)
Income tax paid		(59,040)	(58,154)	(83,857)	(77,673)
Net cash from operating activities		246,680	248,542	440,238	449,231

Cash flows used in investing activities
Purchases of property and equipment	7	(83,820)	(118,861)	(118,331)	(196,400)
Proceeds from sale of property and equipment		14,550	19,553	30,337	32,323
Proceeds from sale of assets held for sale		4,935	2,193	21,829	3,436
Purchases of intangible assets	9	(1,135)	(3,894)	(7,334)	(4,356)
Business combinations, net of cash acquired	5	(38,639)	(805,260)	(36,392)	(914,221)
Purchases of investments		-	-	(4,755)	-
Proceeds from sale of investments		-	-	-	19,068
Others		(2,110)	(1,223)	(1,249)	(321)
Net cash used in investing activities		(106,219)	(907,492)	(115,895)	(1,060,471)

Cash flows (used in) from financing activities
Net decrease in bank indebtedness		-	-	(6,777)	-
Proceeds from long-term debt	11	217,438	-	217,438	500,000
Repayment of long-term debt	11	(79,199)	(29,998)	(127,791)	(38,195)
Net (decrease) increase in revolving facilities	11	(103,650)	(83,838)	(60,420)	32,096
Repayment of lease liabilities	12	(41,164)	(44,730)	(82,034)	(79,306)
Decrease of other financial liabilities		(128)	(295)	(5,774)	(3,145)
Dividends paid		(38,815)	(33,272)	(77,005)	(66,904)
Repurchase of own shares	15	(84,865)	(34,179)	(141,037)	(34,179)
Proceeds from exercise of stock options	15	2,223	8,028	4,653	10,729
Share repurchase for settlement of restricted share
units and performance share units		(83)	(1,070)	(16,857)	(28,792)
Net cash (used in) from financing activities		(128,243)	(219,354)	(295,604)	292,304

Net change in cash and cash equivalents		12,218	(878,304)	28,739	(318,936)
Cash and cash equivalents, beginning of period		16,433	902,372	-	335,556
Effect of movements in exchange rates on
cash and cash equivalents		(713)	2,538	(801)	9,986
Cash and cash equivalents, end of period		27,938	26,606	27,938	26,606

* Recast for adjustments to provisional amounts of Daseke prior year’s business combination (see note 5c))

The notes on pages 6 to 24 are an integral part of these condensed consolidated interim financial statements.

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TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED JUNE 30, 2025 AND 2024 - (UNAUDITED)

1.
Reporting entity

TFI International Inc. (the “Company”) is incorporated under the Canada Business Corporations Act, and is a company domiciled in Canada. The address of the Company’s registered office is 8801 Trans-Canada Highway, Suite 500, Montreal, Quebec, H4S 1Z6.

The condensed consolidated interim financial statements of the Company as at and for the three and six months ended June 30, 2025 and 2024 comprise the Company and its subsidiaries (together referred to as the “Group” and individually as “Group entities”).

The Group is involved in the provision of transportation and logistics services across the United States, Canada and Mexico.

2.
Basis of preparation
a)
Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the most recent annual consolidated financial statements of the Group.

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors on July 28, 2025.

b)
Basis of measurement

These condensed consolidated interim financial statements have been prepared on the historical cost basis except for the following material items in the statements of financial position:

•
investment in equity securities, derivative financial instruments and contingent considerations are measured at fair value;
•
liabilities for cash-settled share-based payment arrangements are measured at fair value in accordance with IFRS 2;
•
the defined benefit pension plan liability is recognized as the net total of the present value of the defined benefit obligation less the fair value of the plan assets; and
•
assets and liabilities acquired in business combinations are measured at fair value at acquisition date.

These condensed consolidated interim financial statements are expressed in U.S. dollars, except where otherwise indicated.

c)
Seasonality of interim operations

The activities conducted by the Group are subject to general demand for freight transportation. Historically, demand has been relatively stable with the first quarter being generally the weakest in terms of demand. Furthermore, during the winter months, fuel consumption and maintenance costs tend to rise. Consequently, the results of operations for the interim period are not necessarily indicative of the results of operations for the full year.

d)
Functional and presentation currency

The Company’s condensed consolidated interim financial statements are presented in U.S. dollars (“U.S. dollars” or “USD”).

The Company’s functional currency is the Canadian dollar (“CAD” or “CDN$”). Translation gains and losses from the application of the U.S. dollar as the presentation currency while the Canadian dollar is the functional currency are included as part of the accumulated foreign currency translation differences and net investment hedge.

All financial information presented in U.S. dollars has been rounded to the nearest thousand.

d)
Use of estimates and judgments

The preparation of the accompanying financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions about future events. These estimates and the underlying assumptions affect the reported amounts of assets and liabilities, the disclosures about contingent assets and liabilities, and the reported amounts of revenues and expenses. Such estimates include the valuation of goodwill and intangible assets, the measurement of identified assets and liabilities acquired in business combinations, income tax provisions, defined benefit obligation and the self-insurance and other provisions and contingencies. These estimates and assumptions are based on management’s best estimates and judgments.

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TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED JUNE 30, 2025 AND 2024 - (UNAUDITED)

Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. Management adjusts such estimates and assumptions when facts and circumstances dictate. Actual results could differ from these estimates. Changes in those estimates and assumptions resulting from changes in the economic environment will be reflected in the financial statements of future periods.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management applying the Group’s accounting policies and the key sources of estimation uncertainty are the same as those applied and described in the Group’s 2024 annual consolidated financial statements.

3.
Material accounting policies

The accounting policies described in the Group’s 2024 annual consolidated financial statements have been applied consistently to all periods presented in these condensed consolidated interim financial statements, unless otherwise indicated below. The accounting policies have been applied consistently by Group entities.

New standards and interpretations not yet adopted

The following new standards are not yet effective, and have not been applied in preparing these condensed consolidated interim financial statements:

Presentation and Disclosure in Financial Statements – IFRS 18

On April 9, 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements to improve reporting of financial performance. IFRS 18 replaces IAS 1 Presentation of Financial Statements. It carries forward many requirements from IAS 1 unchanged. IFRS 18 applies for annual reporting periods beginning on or after January 1, 2027. Earlier application is permitted.

The new Accounting Standard introduces significant changes to the structure of a company’s income statement, more discipline and transparency in presentation of management's own performance measures (commonly referred to as non-GAAP measures) and less aggregation of items into large, single numbers. The main impacts of the new Accounting Standard include:

•
introducing a newly defined ‘operating profit’ subtotal and a requirement for all income and expenses to be allocated between three new distinct categories based on a company’s main business activities (i.e. operating, investing and financing);
•
requiring disclosure about management performance measures (MPMs); and
•
adding new principles for aggregation and disaggregation of information

The extent of the impact of adoption of the amendments has not yet been determined.

Amendments to the Classification and Measurement of Financial Instruments – Amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures

In May 2024, the IASB issued amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures, which are effective for annual reporting periods beginning on or after 1 January 2026. Earlier application is permitted.

The amendment introduces an accounting policy choice for the derecognition of financial liabilities settled via electronic payment systems. Under the amendment, an entity may elect to derecognise a financial liability before the cash is delivered, provided that:

•
No practical ability to withdraw, stop or cancel the payment instruction;
•
No practical ability to access the cash to be used for settlement as a result of the payment instruction;
•
The settlement risk associated with the electronic payment system is insignificant.

The extent of the impact of adoption of the amendments has not yet been determined.

│7

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED JUNE 30, 2025 AND 2024 - (UNAUDITED)

4.
Segment reporting

The Group operates within the transportation and logistics industry in the United States, Canada and Mexico in different reportable segments, as described below. The reportable segments are managed independently as they require different technology and capital resources. For each of the operating segments, the Group’s CEO reviews internal management reports.

The following summary describes the operations in each of the Group’s reportable segments:

Less-Than-Truckload (a):	Pickup, consolidation, transport and delivery of smaller loads.
Truckload (b):

Full loads carried directly from the customer to the destination using a closed van or specialized equipment to meet customers’ specific needs. Includes expedited transportation, flatbed, tank, container and dedicated services.

Logistics:	Asset-light logistics services, including brokerage, freight forwarding and transportation management, as well as small package parcel delivery.

(a)
The Less-Than-Truckload reporting segment represents the aggregation of the Canadian Less-Than-Truckload, U.S. Less-Than-Truckload and Package and Courier operating segments. The aggregation of the segment was analyzed using management’s judgment in accordance with IFRS 8. The operating segments were determined to be similar, amongst others, with respect to the nature of services offered and the methods used to distribute their services. Additionally, they have similar economic characteristics with respect to long-term expected gross margin, levels of capital invested and market place trends.

(b)
The Truckload reporting segment represents the aggregation of the Canadian Conventional Truckload and Specialized Truckload operating segments. The aggregation of the segment was analyzed using management’s judgment in accordance with IFRS 8. The operating segments were determined to be similar, amongst others, with respect to the nature of services offered and the methods used to distribute their services. Additionally, they have similar economic characteristics with respect to long-term expected gross margin, levels of capital invested and market place trends.

Information regarding the results of each reportable segment is included below. Performance is measured based on segment operating income or loss. This measure is included in the internal management reports that are reviewed by the Group’s CEO and refers to “Operating income” in the consolidated statements of income. Segment operating income or loss is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries.

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TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED JUNE 30, 2025 AND 2024 - (UNAUDITED)

	Less-
	Than-
	Truckload	Truckload	Logistics	Corporate	Eliminations	Total
Three months ended June 30, 2025
Revenue(1)	703,698	712,283	393,110	-	(15,090)	1,794,001
Fuel surcharge(1)	134,531	91,189	20,704	-	(2,804)	243,620
Total revenue(1)	838,229	803,472	413,814	-	(17,894)	2,037,621
Operating income (loss)	73,560	70,565	37,728	(11,688)	-	170,165
Selected items:
Materials and services expenses	342,039	409,679	273,610	(10,087)	(17,894)	997,347
Personnel expenses	325,369	211,429	62,382	18,730	-	617,910
Other operating expenses	45,783	26,456	24,403	2,708	-	99,350
Depreciation and
amortization	51,336	89,035	15,702	337	-	156,410
(Loss) gain, net of
impairment on sale of
assets held for sale	(126)	125	-	-	-	(1)
Intangible assets	413,271	1,536,573	728,542	2,309	-	2,680,695
Total assets	2,567,878	3,441,925	1,095,475	104,181	-	7,209,459
Total liabilities	765,621	827,059	343,281	2,596,002	(123)	4,531,840
Additions to property
and equipment	26,072	52,884	4,735	129	-	83,820

Three months ended June 30, 2024
Revenue(1)	794,158	737,687	442,393	-	(13,118)	1,961,120
Fuel surcharge(1)	163,955	114,227	28,228	-	(2,985)	303,425
Total revenue(1)	958,113	851,914	470,621	-	(16,103)	2,264,545
Operating income (loss)(2)	109,918	81,211	50,590	(35,722)	-	205,997
Selected items:
Materials and services expenses	390,567	432,015	312,304	(9,630)	(16,103)	1,109,153
Personnel expenses	346,543	227,449	67,329	34,460	-	675,781
Other operating expenses	56,305	30,775	25,482	7,311	-	119,873
Depreciation and
amortization(2)	54,557	83,993	14,908	1,200	-	154,658
Gain, net of
impairment on sale of
assets held for sale	274	7	-	-	-	281
Intangible assets(2)	422,343	1,448,895	757,713	50	-	2,629,001
Total assets(2)	2,744,072	3,467,096	1,146,768	109,042	-	7,466,978
Total liabilities	845,817	771,428	327,191	2,875,081	(123)	4,819,394
Additions to property
and equipment	51,676	64,925	2,060	200	-	118,861

(1) Includes intersegment revenue and intersegment fuel surcharge, which are eliminated in the consolidated results and are not disclosed by reportable segment due to the non-material amounts.

(2) Recast for adjustments to provisional amounts of Daseke prior year’s business combination (see note 5c)).

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TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED JUNE 30, 2025 AND 2024 - (UNAUDITED)

	Less-
	Than-
	Truckload	Truckload	Logistics	Corporate	Eliminations	Total
Six months ended June 30, 2025
Revenue(1)	1,382,648	1,375,138	778,058	-	(27,350)	3,508,494
Fuel surcharge(1)	271,326	186,102	41,441	-	(5,355)	493,514
Total revenue(1)	1,653,974	1,561,240	819,499	-	(32,705)	4,002,008
Operating income (loss)	120,683	119,343	68,961	(24,179)	-	284,808
Selected items:
Materials and services expenses	680,798	814,527	545,924	(22,198)	(32,704)	1,986,347
Personnel expenses	648,909	413,632	123,737	39,077	-	1,225,355
Other operating expenses	101,338	54,512	49,371	6,439	-	211,660
Depreciation and
amortization	101,932	173,406	31,504	861	-	307,703
(Loss) gain, net of
impairment on sale of
assets held for sale	(173)	7,146	-	-	-	6,973
Intangible assets	413,271	1,536,573	728,542	2,309	-	2,680,695
Total assets	2,567,878	3,441,925	1,095,475	104,181	-	7,209,459
Total liabilities	765,621	827,059	343,281	2,596,002	(123)	4,531,840
Additions to property
and equipment	37,193	75,724	4,803	129	-	117,849

Six months ended June 30, 2024
Revenue(1)	1,577,678	1,135,418	884,298	-	(24,773)	3,572,621
Fuel surcharge(1)	327,201	186,090	54,932	-	(5,484)	562,739
Total revenue(1)	1,904,879	1,321,508	939,230	-	(30,257)	4,135,360
Operating income (loss)(2)	194,949	122,674	90,772	(50,842)	-	357,553
Selected items:
Materials and services expenses	793,258	670,382	628,976	(14,398)	(30,257)	2,047,961
Personnel expenses	693,803	356,141	138,505	49,912	-	1,238,361
Other operating expenses	116,494	45,839	50,843	11,555	-	224,731
Depreciation and
amortization(2)	107,161	132,939	30,175	1,392	-	271,667
Gain, net of
impairment on sale of
assets held for sale	487	(27)	36	-	-	496
Intangible assets(2)	422,343	1,448,895	757,713	50	-	2,629,001
Total assets(2)	2,744,072	3,467,096	1,146,768	109,042	-	7,466,978
Total liabilities	845,817	771,428	327,191	2,875,081	(123)	4,819,394
Additions to property
and equipment	106,562	86,697	2,788	353	-	196,400

(1) Includes intersegment revenue and intersegment fuel surcharge, which are eliminated in the consolidated results and are not disclosed by reportable segment due to the non-material amounts.

(2) Recast for adjustments to provisional amounts of Daseke prior year’s business combination (see note 5c)).

│10

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED JUNE 30, 2025 AND 2024 - (UNAUDITED)

Geographical information

Revenue is attributed to geographical locations based on the origin of service’s location.

	Less-
	Than-
	Truckload	Truckload	Logistics	Eliminations	Total
Three months ended June 30, 2025
Canada	276,659	296,639	62,519	(7,878)	627,939
United States	561,570	506,833	351,295	(10,016)	1,409,682
Total	838,229	803,472	413,814	(17,894)	2,037,621

Three months ended June 30, 2024
Canada	294,284	304,549	65,329	(9,331)	654,831
United States	663,829	547,365	405,292	(6,772)	1,609,714
Total	958,113	851,914	470,621	(16,103)	2,264,545

Six months ended June 30, 2025
Canada	541,366	579,842	122,740	(15,859)	1,228,089
United States	1,112,608	981,398	696,759	(16,846)	2,773,919
Total	1,653,974	1,561,240	819,499	(32,705)	4,002,008

Six months ended June 30, 2024
Canada	573,562	576,320	127,643	(17,507)	1,260,018
United States	1,331,317	745,188	811,587	(12,750)	2,875,342
Total	1,904,879	1,321,508	939,230	(30,257)	4,135,360

Segment assets are based on the geographical location of the assets.

	As at	As at
	June 30, 2025	December 31, 2024*
Property and equipment, right-of-use assets and intangible assets
Canada	2,279,660	2,213,562
United States	3,790,574	3,857,206
	6,070,234	6,070,768

* Recast for adjustments to provisional amounts of Daseke prior year’s business combination (see note 5c))

5.
Business combinations
a)
Business combinations

In line with the Group’s growth strategy, the Group acquired three businesses during 2025, which were not considered to be material. These transactions were concluded in order to add density in the Group’s current network and further expand value-added services.

During the six months ended June 30, 2025, these businesses, in aggregate, contributed revenue and net loss of $5.4 million and $0.2 million, respectively, since the acquisitions.

Had the Group acquired these businesses on January 1, 2025, as per management’s best estimates, the revenue and net income for these entities would have been $20.2 million and $0.7 million, respectively, for the six months ended June 30, 2025. In determining these estimated amounts, management assumed that the fair value adjustments that arose on the date of acquisition would have been the same had the acquisitions occurred on January 1, 2025 and adjusted for interest, based on the purchase price and average borrowing rate of the Group, and income tax expense based on the effective tax rate of the entity.

During the six months ended June 30, 2025, no transaction costs (2024 – $0.5 million) have been expensed in other operating expenses in the consolidated statements of income in relation to the above-mentioned business acquisitions.

As of the reporting date, the Group had not yet completed the determination of the fair value of assets acquired and liabilities assumed of the 2025 acquisitions. Information to confirm the fair value of certain assets and liabilities still needs to be obtained for these acquisitions. As the Group obtains more information, the allocation will be completed.

The table below presents the determination of the fair value of assets acquired and liabilities assumed at the respective dates of acquisition based on the best information available to the Group to date:

│11

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED JUNE 30, 2025 AND 2024 - (UNAUDITED)

Identifiable assets acquired and liabilities assumed	Note
Cash and cash equivalents		343
Trade and other receivables		3,126
Inventoried supplies and prepaid expenses		830
Property and equipment	7	20,123
Right-of-use assets	8	156
Intangible assets	9	7,025
Other assets		10
Trade and other payables		(1,730)
Income tax payable		(1,618)
Lease liabilities	12	(156)
Deferred tax liabilities		302
Total identifiable net assets		28,411
Total consideration transferred		39,728
Goodwill	9	11,317
Cash		36,735
Contingent consideration		2,993
Total consideration transferred		39,728

The total trade receivables comprise gross amounts due of $3.4 million, of which $0.3 million was expected to be uncollectible at the acquisition date.

b)
Goodwill

The goodwill is attributable mainly to the premium of an established business operation with a good reputation in the transportation industry, and the synergies expected to be achieved from integrating the acquired entity into the Group’s existing business.

The goodwill arising in the business combinations has been allocated to operating segments as indicated in the table below, which represents the lowest level at which goodwill is monitored internally.

Operating segment	Reportable segment	June 30, 2025
Canadian Truckload	Truckload	1,133
Specialized Truckload	Truckload	7,209
Logistics	Logistics	2,975
		11,317
c)
Adjustment to the provisional amounts of the prior year's for Daseke business combination

The 2024 annual consolidated financial statements included details of the Group’s business combinations and set out provisional fair values relating to the consideration and net assets of Daseke. This acquisition was accounted for under the provisions of IFRS 3.

As required by IFRS 3, the provisional fair values have been reassessed in the first quarter ended March 31, 2025, when the purchase price allocation was completed, in light of information which existed at the acquisition date and was obtained during the

│12

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED JUNE 30, 2025 AND 2024 - (UNAUDITED)

measurement period following the acquisition. Consequently, the fair value of certain assets acquired, and liabilities assumed of Daseke have been adjusted retrospective to the date of acquisition as follows:

	Dec. 31 2024	Q1-2025
	Provisional	Measurement	Reassessed
	fair value	period adjustments	fair value
Cash and cash equivalents	46,242	-	46,242
Trade and other receivables	173,389	-	173,389
Inventoried supplies and prepaid expenses	20,997	-	20,997
Property and equipment	523,892	-	523,892
Right-of-use assets	107,676	-	107,676
Intangible assets	202,290	-	202,290
Other assets	3,093	-	3,093
Trade and other payables	(102,133)	-	(102,133)
Income tax receivable	8,669	(3,006)	5,663
Employee benefits	(194)	-	(194)
Provisions	(57,923)	(29,793)	(87,716)
Other non-current liabilities	(213)	-	(213)
Long-term debt	(314,670)	-	(314,670)
Lease liabilities	(107,676)	-	(107,676)
Deferred tax liabilities	(125,796)	12,817	(112,979)
Total identifiable net assets	377,643	(19,982)	357,661
Total consideration transferred	816,958	-	816,958
Goodwill	439,315	19,982	459,297
Cash	816,958	-	816,958
Total consideration transferred	816,958	-	816,958

d)
Contingent consideration

The contingent consideration relates to the business acquisitions and is recorded in the original purchase price allocation. This consideration is contingent on achieving specified earning levels in a future period. The maximum amount payable is $1.7 million in less than one year and $1.3 million in more than one year and is currently presented in other financial liabilities on the consolidated statements of financial position.

The contingent consideration balance at June 30, 2025 is $5.9 million (December 31, 2024 - $7.8 million) and is presented in other financial liabilities on the consolidated statements of financial position.

e)
Adjustment to the provisional amounts of prior year’s non-material business combinations

The 2024 annual consolidated financial statements included details of the Group’s business combinations and set out provisional fair values relating to the consideration paid and net assets acquired of various non-material acquisitions. These acquisitions were accounted for under the provisions of IFRS 3.

As required by IFRS 3, the provisional fair values have been reassessed in light of information which existed at the acquisition date and was obtained during the measurement period following the acquisitions. Consequently, the fair value of certain assets acquired, and liabilities assumed of the non-material acquisitions in fiscal 2024 have been adjusted and finalized in 2025. No material adjustments were required to the provisional fair values for these prior year's business combinations.

6.
Additional cash flow information

Net change in non-cash operating working capital

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
Trade and other receivables	46,861	25,040	17,216	4,810
Inventoried supplies	460	1,403	1,277	2,151
Prepaid expenses	(4,233)	1,302	(11,795)	(3,421)
Trade and other payables	(7,474)	(53,518)	30,982	(64,307)
	35,614	(25,773)	37,680	(60,767)

│13

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED JUNE 30, 2025 AND 2024 - (UNAUDITED)

7.
Property and equipment

		Land and	Rolling
	Note	buildings	stock	Equipment	Total
Cost
Balance at December 31, 2024		1,492,078	2,243,864	196,508	3,932,450
Additions through business combinations	5	4,379	14,623	1,121	20,123
Other additions		13,682	96,007	8,160	117,849
Disposals		(1,544)	(63,230)	(3,933)	(68,707)
Reclassification (to) from assets held for sale		(10,949)	5,537	-	(5,412)
Effect of movements in exchange rates		24,058	42,801	7,713	74,572
Balance at June 30, 2025		1,521,704	2,339,602	209,569	4,070,875

Accumulated Depreciation
Balance at December 31, 2024		116,762	807,089	117,512	1,041,363
Depreciation		13,682	156,031	8,762	178,475
Disposals		(1,521)	(40,007)	(3,691)	(45,219)
Reclassification (to) from assets held for sale		(386)	5,097	-	4,711
Effect of movements in exchange rates		3,602	21,823	5,752	31,177
Balance at June 30, 2025		132,139	950,033	128,335	1,210,507

Net carrying amounts
At December 31, 2024		1,375,316	1,436,775	78,996	2,891,087
At June 30, 2025		1,389,565	1,389,569	81,234	2,860,368

As at June 30, 2025, there are no amounts included in trade and other payables for the purchases of property and equipment (December 31, 2024 – $0.5 million).

8.
Right-of-use assets

		Land and	Rolling
	Note	buildings	stock	Equipment	Total
Cost
Balance at December 31, 2024		700,985	331,892	5,469	1,038,346
Other additions		38,466	30,556	433	69,455
Additions through business combinations	5	156	-	-	156
Derecognition*		(19,898)	(34,719)	(2,391)	(57,008)
Effect of movements in exchange rates		22,752	12,427	70	35,249
Balance at June 30, 2025		742,461	340,156	3,581	1,086,198

Depreciation
Balance at December 31, 2024		361,161	137,667	2,770	501,598
Depreciation		44,900	40,660	265	85,825
Derecognition*		(18,571)	(29,698)	(1,102)	(49,371)
Effect of movements in exchange rates		13,764	5,167	44	18,975
Balance at June 30, 2025		401,254	153,796	1,977	557,027

Net carrying amounts
At December 31, 2024		339,824	194,225	2,699	536,748
At June 30, 2025		341,207	186,360	1,604	529,171

* Derecognized right-of-use assets include negotiated asset purchases and extinguishments resulting from accidents as well as fully amortized or end of term right-of-use assets.

│14

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED JUNE 30, 2025 AND 2024 - (UNAUDITED)

9.
Intangible assets

			Other intangible assets
					Non-
			Customer	Trademarks	compete	Information
Note		Goodwill	relationships	and other	agreements	technology	Total
Cost
Balance at December 31, 2024*		2,016,791	885,556	152,386	24,255	41,539	3,120,527
Additions through business combinations	5	11,317	5,623	667	708	27	18,342
Other additions		-	-	-	2,173	5,161	7,334
Extinguishments		-	-	(556)	(316)	(6,890)	(7,762)
Effect of movements in
exchange rates		48,697	15,658	1,425	858	828	67,466
Balance at June 30, 2025		2,076,805	906,837	153,922	27,678	40,665	3,205,907

Amortization and impairment losses
Balance at December 31, 2024		75,201	336,134	28,164	13,648	24,447	477,594
Amortization		-	31,410	4,779	2,170	5,044	43,403
Extinguishments		-	-	(556)	(316)	(6,890)	(7,762)
Effect of movements in
exchange rates		2,189	8,065	543	423	757	11,977
Balance at June 30, 2025		77,390	375,609	32,930	15,925	23,358	525,212

Net carrying amounts
At December 31, 2024*		1,941,590	549,422	124,222	10,607	17,092	2,642,933
At June 30, 2025		1,999,415	531,228	120,992	11,753	17,307	2,680,695

* Recast for adjustments to provisional amounts of Daseke prior year’s business combination (see note 5c))

10.
Investments

	As at	As at
	June 30, 2025	December 31, 2024
Level 1 investments	7,416	4,669
Level 2 investments	4,263	4,276
Level 3 investments	13,847	13,152
	25,526	22,097

The Group elected to designate all of its investments at fair value through OCI.

During the six months ended June 30, 2024, the Group sold Level 1 investments for proceeds of $19.1 million resulting in a realized loss, net of tax, of $8.2 million on equity securities transferred from OCI to retained earnings.

11.
Long-term debt

	As at	As at
	June 30, 2025	December 31, 2024
Non-current liabilities
Unsecured revolving facilities	229,321	275,054
Unsecured term loan	124,772	199,609
Unsecured senior notes	1,869,998	1,652,742
Conditional sales contracts	135,556	178,052
Other long-term debt	3,784	3,971
	2,363,431	2,309,428

Current liabilities
Current portion of conditional sales contracts	86,047	93,087
Current portion of other long-term debt	371	366
	86,418	93,453

│15

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED JUNE 30, 2025 AND 2024 - (UNAUDITED)

The table below summarizes changes to the long-term debt:

		Six months ended	Six months ended
	Note	June 30, 2025	June 30, 2024
Balance at beginning of period		2,402,881	1,884,182
Proceeds from long-term debt		217,438	500,000
Business combinations		-	314,671
Repayment of long-term debt		(127,791)	(38,195)
Net (decrease) increase in revolving facilities		(60,420)	32,096
Amortization of deferred financing fees		852	856
Effect of movements in exchange rates		100,031	(60,476)
Effect of movements in exchange rates - debt
designated as net investment hedge		(83,142)	52,100
Balance at end of period		2,449,849	2,685,234

On June 27, 2025, the Company received CAD $300 million in proceeds from the issuance of new debts taking the form of unsecured senior notes consisting of three tranches, with terms from 5 to 9 years and bearing fixed interest rates between 4.52% and 5.33%. Deferred financing fees of $0.8 million were recognized as a result of the transaction.

On May 30, 2025 the Group extended its revolving credit facility until May 30, 2028. Under the new extension, while the total availability remained unchanged, the CAD availability is reduced to CAD $1.135 billion and USD availability increased to $125.0 million. Deferred financing fees of $0.7 million were recognized on the extension.

On March 22, 2024, the Group amended its revolving credit facility, including the addition of a $500.0 million term loan and an extension. Under the new amendment, the revolving credit facility was extended to March 22, 2027. The new agreement also provides the Company with a non-revolving term loan for $500.0 million maturing in 1 to 3 years, $100.0 million each in year one and year two and $300.0 million in year three. Based on certain ratios, the interest rate on the term loan is the sum of SOFR, plus an applicable margin, which can vary between 128 basis points and 190 basis points. The applicable margin on the credit facility was 1.65% at December 31, 2024. Deferred financing fees of $1.3 million were recognized on the increase. The amendment also included the adoption of the Canadian Interest Rate Benchmark Reform, resulting in the replacement of the banker’s acceptance rate in Canada with the Canadian Overnight Repo Rate Average (CORRA), a measure of the cost of overnight general collateral funding in Canadian Dollars using Government of Canada treasury bills and bonds as collateral for repurchase transactions. The change did not have a material impact on the Group’s financial statements.

The Group’s revolving facilities have a total size of $954.1 million (December 31, 2024 - $904.9 million) and an additional 184.0 million of credit availability (CAD $245 million and USD $5 million) (December 31, 2024 - $175.0 million). The additional credit is available under certain conditions under the Group’s syndicated revolving credit agreement.

The debt issuances described above are subject to certain covenants regarding the maintenance of financial ratios. These are the same covenants as previously required by the Company’s syndicated revolving credit agreement as described in note 25(f) of the 2024 annual audited consolidated financial statements. As at June 30, 2025, the Group was in compliance with these financial covenants.

12.
Lease liabilities

	As at	As at
	June 30, 2025	December 31, 2024
Current portion of lease liabilities	157,257	152,449
Long-term portion of lease liabilities	414,065	421,213
	571,322	573,662

│16

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED JUNE 30, 2025 AND 2024 - (UNAUDITED)

The table below summarizes changes to the lease liabilities:

		Six months ended	Six months ended
	Note	June 30, 2025	June 30, 2024
Balance at beginning of period		573,662	460,158
Business combinations	5	156	122,546
Additions		69,455	70,448
Derecognition*		(7,680)	(2,456)
Repayment		(82,034)	(79,306)
Effect of movements in exchange rates		17,763	(11,003)
Balance at end of period		571,322	560,387

* Derecognized lease liabilities include negotiated asset purchases and extinguishments resulting from accidents.

Extension options

Some real estate leases contain extension options exercisable by the Group. Where practicable, the Group seeks to include extension options in new leases to provide operational flexibility. The Group assesses at the lease commencement date whether it is reasonably certain to exercise the extension options. The Group reassesses whether it is reasonably certain to exercise the options if there are significant events or significant changes in circumstances within its control.

The lease liabilities include future lease payments of $8.1 million (December 31, 2024 – $7.3 million) related to extension options that the Group is reasonably certain to exercise.

The Group has estimated that the potential future lease payments, should it exercise the remaining extension options, would result in an increase in lease liabilities of $473.4 million (December 31, 2024 - $441.2 million).

The Group does not have a significant exposure to termination options and penalties.

Contractual cash flows

The total contractual cash flow maturities of the Group’s lease liabilities are as follows:

As at
June 30, 2025
Less than 1 year	181,500
Between 1 and 5 years	350,474
More than 5 years	121,422
653,396

13.
Employee benefits

The Group has various benefit plans, mainly TForce Freight pension plans and TFI International pension plans, under which participants are entitled to benefits once participation requirements are satisfied. Additional information relating to the retirement benefit plans is provided in Note 15 - Employee benefits of the Group’s 2024 annual consolidated financial statements. Net periodic benefit cost and pension contributions are as follows for the TForce Freight pension plans:

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
Current service cost	11,565	15,532	24,330	31,069
Net interest cost	794	395	1,038	789
Net periodic cost	12,359	15,927	25,368	31,858

Pension contributions	13,790	5,000	27,580	10,000

The pension plan is funded in line with the statutory funding requirements of the Employee Retirement Income Security Act.

│17

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED JUNE 30, 2025 AND 2024 - (UNAUDITED)

14.
Provisions

	Self-insurance	Other	Total
As at June 30, 2025
Current provisions	75,345	16,787	92,132
Non-current provisions	147,002	6,299	153,301
	222,347	23,086	245,433

As at December 31, 2024*
Current provisions	83,862	15,678	99,540
Non-current provisions	142,277	17,659	159,936
	226,139	33,337	259,476

* Recast for adjustments to provisional amounts of Daseke prior year’s business combination (see note 5b))

Self-insurance provisions represent the uninsured portion of outstanding claims at period-end. The current portion reflects the amount expected to be paid in the following year. Other provisions include mainly litigation provisions of $6.3 million (December 31, 2024 - $17.7 million) and environmental remediation liabilities of $1.0 million (December 31, 2024 - $3.5 million). Litigation provisions contain various pending claims for which management used judgement and assumptions about future events. The outcomes will depend on future claim developments.

15.
Share capital and other components of equity

The following table summarizes the number of common shares issued:

(in number of shares)		Six months	Six months
		ended	ended
	Note	June 30, 2025	June 30, 2024
Balance, beginning of period		84,408,437	84,441,733
Repurchase and cancellation of own shares		(1,549,795)	(250,000)
Stock options exercised	17	163,622	412,750
Balance, end of period		83,022,264	84,604,483

The following table summarizes the share capital issued and fully paid:

	Six months	Six months
	ended	ended
	June 30, 2025	June 30, 2024
Balance, beginning of period	1,135,500	1,107,290
Repurchase and cancellation of own shares	(17,036)	(2,761)
Cash consideration of stock options exercised	4,653	10,729
Ascribed value credited to share capital on stock options exercised, net of tax	829	2,269
Issuance of shares on settlement of RSUs and PSUs, net of tax	9,341	17,630
Balance, end of period	1,133,287	1,135,157

Pursuant to the normal course issuer bid (“NCIB”) which began on November 2, 2024 and ends on November 1, 2025, the Company is authorized to repurchase for cancellation up to a maximum of 7,918,102 of its common shares under certain conditions. As at June 30, 2025, and since the inception of this NCIB, the Company has repurchased and cancelled 1,845,000 shares.

During the six months ended June 30, 2025, the Company repurchased 1,549,795 common shares at a weighted average price of $91.00 per share for a total purchase price of $141.0 million relating to the current and prior NCIB. During the six months ended June 30, 2024, the Company repurchased 250,000 common shares at a weighted average price of $136.72 per share for a total purchase price of $34.2 million relating to the NCIB. The excess of the purchase price paid over the carrying value of the shares repurchased in the amount of $126.9 million (2024– $31.4 million) was charged to retained earnings as share repurchase premium.

│18

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED JUNE 30, 2025 AND 2024 - (UNAUDITED)

16.
Earnings per share

Basic earnings per share

The basic earnings per share and the weighted average number of common shares outstanding have been calculated as follows:

(in thousands of dollars and number of shares)	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	June 30, 2025	June 30, 2024*	June 30, 2025	June 30, 2024*
Net income	98,180	115,651	154,212	208,498
Issued common shares, beginning of period	83,971,757	84,555,210	84,408,437	84,441,733
Effect of stock options exercised	28,100	105,408	72,468	126,164
Effect of repurchase of own shares	(542,575)	(161,099)	(664,402)	(80,549)
Weighted average number of common shares	83,457,282	84,499,519	83,816,503	84,487,348

Earnings per share – basic (in dollars)	1.18	1.37	1.84	2.47

* Recast for adjustments to provisional amounts of Daseke prior year’s business combination (see note 5c))

Diluted earnings per share

The diluted earnings per share and the weighted average number of common shares outstanding after adjustment for the effects of all dilutive common shares have been calculated as follows:

(in thousands of dollars and number of shares)	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	June 30, 2025	June 30, 2024*	June 30, 2025	June 30, 2024*
Net income	98,180	115,651	154,212	208,498
Weighted average number of common shares	83,457,282	84,499,519	83,816,503	84,487,348
Dilutive effect:
Stock options, restricted share units
and performance share units	197,636	624,922	285,454	760,045
Weighted average number of diluted common shares	83,654,918	85,124,441	84,101,957	85,247,393

Earnings per share - diluted (in dollars)	1.17	1.36	1.83	2.45

* Recast for adjustments to provisional amounts of Daseke prior year’s business combination (see note 5c))

As at June 30, 2025, 122,380 stock options were excluded from the calculation of diluted earnings per share (June 30, 2024 – 768) as they were deemed to be anti-dilutive.

The average market value of the Company’s shares for purposes of calculating the dilutive effect of stock options was based on quoted market prices for the period during which the options were outstanding.

17.
Share-based payment arrangements

Stock option plan (equity-settled)

The Company offers a stock option plan for the benefit of certain of its employees. The maximum number of shares that can be issued upon the exercise of options granted under the current 2012 stock option plan is 5,979,201. Each stock option entitles its holder to receive one common share upon exercise. The exercise price payable for each option is determined by the Board of Directors at the date of grant, and may not be less than the volume weighted average trading price of the Company’s shares for the last five trading days immediately preceding the grant date. The options vest in equal installments over three years and the expense is recognized following the accelerated method as each installment is fair valued separately and recorded over the respective vesting periods. The table below summarizes the changes in the outstanding stock options:

│19

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED JUNE 30, 2025 AND 2024 - (UNAUDITED)

(in thousands of options	Three months		Three months		Six months		Six months
and in dollars)		ended		ended		ended		ended
	June 30, 2025		June 30, 2024		June 30, 2025		June 30, 2024
		Weighted		Weighted		Weighted		Weighted
	Number	average	Number	average	Number	average	Number	average
	of	exercise	of	exercise	of	exercise	of	exercise
	options	price	options	price	options	price	options	price
Balance, beginning of
period	190	32.03	676	29.83	278	31.44	790	29.17
Exercised	(76)	30.71	(299)	28.30	(164)	30.43	(413)	27.44
Balance, end of period	114	32.90	377	31.05	114	32.90	377	31.05
Options exercisable, end of period					114	32.90	377	31.05

The following table summarizes information about stock options outstanding and exercisable at June 30, 2025:

(in thousands of options and in dollars)	Options outstanding and exercisable
		Weighted
		average
	Number	remaining
	of	contractual life
Exercise prices	options	(in years)
30.71	88	0.8
40.41	26	2.2
	114	1.2

Of the options outstanding at June 30, 2025, a total of 102,771 (December 31, 2024 – 252,736) are held by key management personnel.

The weighted average share price at the date of exercise for stock options exercised in the six months ended June 30, 2025 was $89.29 (June 30, 2024 – $140.70).

No stock options were granted during 2025 and 2024 under the Company’s stock option plan.

Restricted share unit and performance share unit plans (equity-settled)

The Company offers an equity incentive plan for the benefit of senior employees of the Group. Each participant’s annual LTIP allocation is split in awards of performance share units (“PSUs”) and of restricted share units (‘’RSUs’’). The PSUs are subject to both performance and time cliff vesting conditions on the third anniversary of the award whereas the RSUs are only subject to a time cliff vesting condition on the third anniversary of the award. The performance conditions attached to the PSUs are equally weighted between absolute earnings before interest and income tax and relative total shareholder return (“TSR”). For purposes of the relative TSR portion, there are two equally weighted comparisons: the first portion is compared against the TSR of a group of transportation industry peers and the second portion is compared against the S&P/TSX60 index.

Restricted share units

On February 18, 2025, the Company granted a total of 61,829 RSUs under the Company’s equity incentive plan of which 38,566 were granted to key management personnel. The fair value of the RSUs is determined to be the share price fair value at the date of the grant and is recognized as a share-based compensation expense, through contributed surplus, over the vesting period. The fair value of the RSUs granted was $129.66 per unit.

On April 30, 2025, the Company granted a total of 31,328 RSUs under the Company’s equity incentive plan of which 27,917 were granted to key management personnel. The fair value of the RSUs is determined to be the share price fair value at the date of the grant and is recognized as a share-based compensation expense, through contributed surplus, over the vesting period. The RSUs vest on April 30, 2026. The fair value of the RSUs granted was $81.03 per unit.

On February 8, 2024, the Company granted a total of 45,850 RSUs under the Company’s equity incentive plan of which 30,842 were granted to key management personnel. The fair value of the RSUs is determined to be the share price fair value at the date of the grant

│20

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED JUNE 30, 2025 AND 2024 - (UNAUDITED)

and is recognized as a share-based compensation expense, through contributed surplus, over the vesting period. The fair value of the RSUs granted was $135.00 per unit.

The table below summarizes changes to the outstanding RSUs:

(in thousands of RSUs	Three months		Three months		Six months		Six months
and in dollars)		ended		ended		ended		ended
	June 30, 2025		June 30, 2024		June 30, 2025		June 30, 2024
		Weighted		Weighted		Weighted		Weighted
	Number	average	Number	average	Number	average	Number	average
	of	grant date	of	grant date	of	grant date	of	grant date
	RSUs	fair value	RSUs	fair value	RSUs	fair value	RSUs	fair value
Balance, beginning of period	161	126.40	165	114.67	158	115.34	192	93.62
Granted	31	81.03	5	157.51	93	113.45	51	137.21
Reinvested	1	126.41	-	-	1	126.41	1	93.54
Settled	-	-	(8)	117.85	(58)	99.84	(79)	75.48
Forfeited	(1)	121.19	-	-	(2)	121.19	(3)	112.69
Balance, end of period	192	119.11	162	115.84	192	119.11	162	115.84

The following table summarizes information about RSUs outstanding as at June 30, 2025:

(in thousands of RSUs and in dollars)	RSUs outstanding
		Remaining
	Number of	contractual life
Grant date fair value	RSUs	(in years)
115.51	54	0.6
81.03	31	0.8
135.00	45	1.6
129.66	62	2.6
	192	1.5

The weighted average share price at the date of settlement of the other RSUs vested in six months ended June 30, 2025 was $131.74 (June 30, 2024 – $134.64). The excess of the purchase price paid to repurchase shares on the market over the carrying value of awarded RSUs, in the amount of $5.8 million (June 30, 2024 – $10.3 million), was charged to retained earnings as share repurchase premium.

In the three and six months ended June 30, 2025, the Group recognized, as a result of RSUs, a compensation expense of $2.4 million and $3.9 million respectively (June 30, 2024 - $1.6 million and $3.2 million) with a corresponding increase to contributed surplus.

Of the RSUs outstanding at June 30, 2025, a total of 132,260 (December 31, 2024 – 103,872) are held by key management personnel.

Performance share units

On February 18, 2025, the Company granted a total of 58,143 PSUs under the Company’s equity incentive plan of which 34,880 were granted to key management personnel. The fair value of the PSUs is determined using a Monte Carlo simulation model for the TSR portion and using management’s estimates for the absolute earnings before interest and income tax portion. The estimates related to the absolute earnings before interest and income tax portion are revised during the vesting period and the cumulative amount recognized at each reporting date is based on the number of equity instruments for which service and non-market performance conditions are expected to be satisfied. The share-based compensation expense is recognized, through contributed surplus, over the vesting period. The fair value of the PSUs granted was $135.51 per unit as at grant date and $135.51 per unit as at June 30, 2025.

On February 8, 2024, the Company granted a total of 45,850 PSUs under the Company’s equity incentive plan of which 30,842 were granted to key management personnel. The fair value of the PSUs is determined using a Monte Carlo simulation model for the TSR portion and using management’s estimates for the absolute earnings before interest and income tax portion. The estimates related to the absolute earnings before interest and income tax portion are revised during the vesting period and the cumulative amount recognized at each reporting date is based on the number of equity instruments for which service and non-market performance conditions are expected to be satisfied. The share-based compensation expense is recognized, through contributed surplus, over the vesting period. The fair value of the PSUs granted was $156.17 per unit as at grant date and $151.44 per unit as at June 30, 2025.

│21

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED JUNE 30, 2025 AND 2024 - (UNAUDITED)

The table below summarizes changes to the outstanding PSUs:

(in thousands of PSUs	Three months		Three months		Six months		Six months
and in dollars)		ended		ended		ended		ended
	June 30, 2025		June 30, 2024		June 30, 2025		June 30, 2024
		Weighted		Weighted		Weighted		Weighted
	Number	average	Number	average	Number	average	Number	average
	of	grant date	of	grant date	of	grant date	of	grant date
	PSUs	fair value	PSUs	fair value	PSUs	fair value	PSUs	fair value
Balance, beginning of period	156	140.51	157	127.88	155	127.72	184	106.17
Granted	-	-	-	-	58	135.51	46	156.17
Reinvested	1	141.27	-	-	2	134.91	1	106.72
Settled	-	-	-	-	(71)	100.52	(134)	89.69
Added due to performance conditions	-	-	-	-	14	100.43	63	89.67
Forfeited	-	-	-	-	(1)	134.12	(3)	126.44
Balance, end of period	157	140.52	157	127.88	157	140.52	157	127.88

The following table summarizes information about PSUs outstanding as at June 30, 2025:

(in thousands of PSUs and in dollars)	PSUs outstanding
		Remaining
	Number of	contractual life
Grant date fair value	PSUs	(in years)
135.15	54	0.6
156.17	45	1.6
135.51	58	2.6
	157	1.6

The weighted average share price at the date of settlement of the other PSUs vested in six months ended June 30, 2025 was $131.74 (June 30, 2024 – $133.74). The excess of the purchase price paid to repurchase shares on the market over the carrying value of awarded PSUs, in the amount of $8.6 million, was charged to retained earnings as share repurchase premium (June 30, 2024 – $19.8 million).

In the three and six months ended June 30, 2025, the Group recognized, as a result of PSUs, a compensation expense of $1.7 million and $3.4 million respectively (June 30, 2024 - $1.6 and $2.8 million) with a corresponding increase to contributed surplus.

Of the PSUs outstanding at June 30, 2025, a total of 100,636 (December 31, 2024 – 103,872) are held by key management personnel.

18.
Materials and services expenses

The Group’s materials and services expenses are primarily costs related to independent contractors and vehicle operation expenses. Vehicle operation expenses consists primarily of fuel costs, repairs and maintenance, insurance, permits and operating supplies.

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
Independent contractors	690,647	772,946	1,371,428	1,433,209
Vehicle operation expenses	306,700	336,207	614,919	614,752
	997,347	1,109,153	1,986,347	2,047,961

│22

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED JUNE 30, 2025 AND 2024 - (UNAUDITED)

19.
Finance income and finance costs

Recognized in income or loss:

Costs (income)	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
Interest expense on long-term debt and amortization
of deferred financing fees	30,305	36,508	60,541	58,959
Interest expense on lease liabilities	6,583	6,485	13,110	11,540
Interest income	(305)	(1,072)	(533)	(6,224)
Net change in fair value and accretion expense
of contingent considerations	6	21	21	52
Net foreign exchange (gain) loss	(684)	1,506	(439)	2,774
Other financial expenses	3,719	3,965	7,233	7,641
Net finance costs	39,624	47,413	79,933	74,742
Presented as:
Finance income	(989)	(1,072)	(972)	(6,224)
Finance costs	40,613	48,485	80,905	80,966

20.
Income tax expense

Income tax recognized in income or loss:

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
Current tax expense
Current period	36,041	55,199	63,780	89,958
Adjustment for prior periods	(13)	(1,069)	594	(1,069)
	36,028	54,130	64,374	88,889
Deferred tax expense (recovery)
Origination and reversal of temporary differences	(4,699)	(13,301)	(13,716)	(17,392)
Variation in tax rate	(26)	1,917	(741)	1,913
Adjustment for prior periods	1,058	187	746	903
	(3,667)	(11,197)	(13,711)	(14,576)
Income tax expense	32,361	42,933	50,663	74,313

Reconciliation of effective tax rate :

	Three months		Three months		Six months		Six months
	ended		ended		ended		ended
	June 30, 2025		June 30, 2024		June 30, 2025		June 30, 2024
Income before income tax		130,541		160,702		204,875		284,929
Income tax using the Company’s
statutory tax rate	26.5%	34,594	26.5%	42,586	26.5%	54,292	26.5%	75,506

Increase (decrease) resulting from:
Rate differential between
jurisdictions	-0.1%	(106)	-0.2%	(336)	0.3%	713	0.0%	(129)
Variation in tax rate	0.0%	(26)	1.2%	1,917	-0.4%	(741)	0.7%	1,913
Non deductible expenses	0.6%	783	1.7%	2,689	1.2%	2,552	1.3%	3,622
Tax deductions and tax
exempt income	-3.4%	(4,404)	-2.2%	(3,522)	-4.0%	(8,256)	-2.5%	(7,139)
Adjustment for prior periods	0.8%	1,045	-0.5%	(882)	0.7%	1,340	-0.1%	(166)
Multi-jurisdiction tax	0.4%	475	0.3%	481	0.4%	763	0.2%	706
	24.8%	32,361	26.7%	42,933	24.7%	50,663	26.1%	74,313

21.
Contingencies, letters of credit and other commitments
a)
Contingencies

│23

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED JUNE 30, 2025 AND 2024 - (UNAUDITED)

There are pending operational and personnel related claims against the Group. In the opinion of management, these claims are adequately provided for in long-term provisions on the consolidated statements of financial position and settlement should not have a significant impact on the Group’s financial position or results of operations.

b)
Letters of credit

As at June 30, 2025, the Group had $130.3 million of outstanding letters of credit (December 31, 2024 - $129.8 million).

c)
Other commitments

As at June 30, 2025, the Group had $73.1 million of purchase commitments (December 31, 2024 – $35.6 million) and $26.7 million of purchase orders for leases that the Group intends to enter into and that are expected to materialize within a year (December 31, 2024 – $26.7 million).

22. Subsequent events

Between July 1, 2025 and July 28 2025, the Company repurchased 475,000 common shares at a price ranging from $88.54 to $93.97 for a total purchase price of $43.2 million.

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